Sol Boards, Inc.

Material Terms of Indebtedness

Existing Debt

- The Company finances a small number of GolfBoards for use in the current managed/rental fleet program under 2-year leases classified as capital leases. The future minimum least obligations as of 12/31/16 is approx. $129,000, and as of 12/31/17 is approx. $102,000.
- In February, 2016, the Company entered into a Debt Facility with a financial institution comprised of a $400,000 one-year Term Loan, with an option to renew for one-year, and a $1.2mln working capital line of credit to finance inventory and receivables. Interest accrued at the rate of 15% per annum, and principal payments of $21,700 per month begin on September 1, 2016 on the Term Loan. The Term Loan is fully funded, and the outstanding balance under the Working Capital Line as of September 30, 2016 is approximately $155,000. Certain payments due on this facility in Q4 2016 and Q1 2017 are included in the use of funds as debt repayment.
- In February, and as amended in June, 2016, the Company entered into a Forbearance Agreement with MTC to defer payment of approximately $647,000 of payables due by the Company under the exclusive manufacturing agreement. The current terms call for interest to accrue at 12% per annum, due in full on November 1, 2018. The agreement also requires that upon receipt of $2mln cumulative equity contributions from the Offer and the Subsequent Offer (up to $3mln of Class B Common Stock to be undertaken upon the successful close of the Offer), a $500,000 payment against the outstanding principal balance of the debt will be made. Payment of this obligation is a use of funds in the Subsequent Offer.
- In capitalizing and funding the early operations of the Company, the Company entered into long term notes, as amended, with various individuals and related parties (the "Investor Notes Payable") which have an outstanding balance of approx. $1,611,000. The notes accrued interest at the rate of 8% per annum, compounded quarterly. The maturity date of the notes are $1,371,000 in 2019 and $240,000 in 2020. Interest is payable at maturity. As part of the inducement to secure and sustain the investment, Warrants for the issuance of Class A common stock have been awarded to the Investor Note holders at varying strike prices. If the Company raises at least $3mln of new capital, the Warrants are required to be exercised, with acceptable (and expected) consideration to be a reduction in the outstanding balance of the note of

approximately $904,000. The financial projections assume and reflect this conversion.

- o In October, 2016, the Company issued approximately $138,000 of 2-year, unsecured debt to certain key shareholders. The notes accrue interest at a 12% simple interest rate and are due in full on November 1, 2018.

Debt to Finance the Rental Fleet

- o An important use of funds in 2016-2017 is the investment in the Rental Fleet. The dollar amount of this asset grows over the years as additional courses rent fleets of GolfBoards. To support this growth, we have assumed that with the added financial strength provided by a successful capital raise, we will be able to finance 75% of the cost of the inventory against customer orders for a rental fleet, with orders for Q1 and Q2 of 2017 financed at a cost of 10% per annum, and 6% per annum thereafter. The financing is assumed to be a fully amortizing 3-year loan (the expected life of the GolfBoard is assumed to be 3 years for depreciation purposes).

Deferred Sr. Management Compensation and Royalties

- o In order to reduce cash expenses, some members of the Sr. Management Team have agreed to defer base compensation, and only receive a portion of their monthly base compensation due. This partial payment of compensation has resulted in deferred compensate through 10.31.16 of $228,750 for the Company's President Jeff Dowell, $90,000 for CEO John Wildman, and $25,000 for the prior CFO Jon Bottorff. Jeff Dowell has agreed to forgo $138,750 of his deferred compensation in exchange for 111,000 shares of the company's stock, after the compensation of the Title III equity capital raise and the remaining balance will be paid in two installments of $45,000.

- o Laird Hamilton receives quarterly royalty payment based on the company's total margin form new GolfBoard sales which have not been paid for Q2 and Q3 of 2016. Laird Hamilton is now due approximately $80,000 in deferred royalty payment, and this is royalty payment is captured as use of capital upon completion of the Title III equity raise.